UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Facet Biotech Corporation
(Name of Subject Company)

FBC Acquisition Corp.
Biogen Idec Inc.
(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30303Q103
(Cusip Number of Class of Securities)

Susan H. Alexander, Esq.
Executive Vice President, General Counsel and Secretary
Biogen Idec Inc.
     14 Cambridge Center
Cambridge, Massachusetts 02142
Telephone:  (617) 679-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

     Patricia A. Vlahakis, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone:  (212) 403-1000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$367,498,019.50	$20,506.39

*	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee is calculated by multiplying the total transaction value by 0.00005580. The transaction value was calculated by adding the sum of
(i) 24,559,791 shares of common stock,par value $0.01 (“Common Stock”), of Facet Biotech Corporation (the
“Company”)

reported by the Company to be outstanding as of July 31, 2009, less 100 shares of
Common Stock owned by Biogen Idec Inc., and multiplied by $14.50 (the offer price per share), and
(ii) 785,000 shares that may be subject to issuance pursuant to the exercise of stock options reported by the Company to be exercisable as of June 30, 2009, multiplied by $14.50 (the offer price per share).

þ	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,506.39.	Filing Party: Biogen Idec Inc./FBC
		Acquisition Corp.
Form or Registration No.:	Schedule TO.	Date Filed: Sept. 21, 2009.

o	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

þ	third-party tender offer subject to Rule 14d-1.
o	issuer tender offer subject to Rule 13e-4.
o	going-private transaction subject to Rule 13e-3.
o	amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates: o
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

o	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
o	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission on September 21, 2009 by Biogen Idec Inc. (“Biogen Idec”) and FBC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Biogen Idec, and amended by Amendment No. 1 filed on September 22, 2009 and Amendment No. 2 filed on October 7, 2009.

     The Schedule TO, as amended, relates to a tender offer by FBC Acquisition Corp. to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Facet Biotech Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase dated September 21, 2009 (the “Offer to Purchase”) and in the related letter of transmittal filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

     All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

     On October 16, 2009, Purchaser extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on December 16, 2009, unless further extended. As of 5:00 p.m., New York City time, on October 15, 2009, approximately 28,336 Shares had been tendered and not withdrawn from the Offer.

     In connection with such extension, Biogen Idec issued a press release containing an open letter to Company stockholders, a copy of which is attached as Exhibit (a)(5)(4)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2009

BIOGEN IDEC INC.

By: /s/ Robert A. Licht Name: Robert A. Licht Title: Senior Vice President

FBC ACQUISITION CORP.

By: /s/ Robert A. Licht Name: Robert A. Licht Title: Vice President and Assistant Secretary

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase dated September 21, 2009.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(5)(1)	Summary Advertisement, published September 21, 2009.*

(a)(5)(2)	Press Release issued by Biogen Idec Inc. on September 21, 2009.*

(a)(5)(3)	Presentation regarding proposed Biogen Idec Inc. Acquisition of Facet Biotech Corporation, dated September 2009.**

(a)(5)(4)	Press release issued by Biogen Idec Inc. on October 16, 2009.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*	Previously filed under cover of Schedule TO on September 21, 2009.
**	Previously filed under cover of Schedule TO on September 22, 2009.